SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release dated August 24, 2005 announcing the results of the Extraordinary General Meeting of the registrant's shareholders held on August 23, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT SYSTEMS LTD.

                                       (Registrant)


                                       By: /s/ Ilan Pacholder
                                           -------------------------------------
                                       Name:  Ilan Pacholder
                                       Title: Corporate Secretary

Dated:  August 24, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.      DESCRIPTION

    1.               Press release dated August 24, 2005.

                                                                       EXHIBIT 1

  ELBIT SYSTEMS SHAREHOLDERS APPROVE THE AGREEMENTS RELATED TO THE PURCHASE OF
               ELISRA AND TADIRAN COMMUNICATIONS SHARES FROM KOOR

August 24, 2005, Elbit Systems Ltd. (the "Company") (Nasdaq NM: ESLT) announced that at its Extraordinary General Meeting of Shareholders held on August 23, 2005 at the Company's offices in Haifa, the proposed resolution described in the Proxy Statement to Shareholders dated August 2, 2005, was approved by the required majority.

The resolution approved at the meeting was the approval and ratification of the agreements entered into by the Company on July 6, 2005 regarding the purchase from Koor Industries Ltd. ("Koor") of its ordinary shares in Elisra Electronic Systems Ltd. ("Elisra"). Also approved was the ratification of the amendment agreement entered into on July 6, 2005 by the Company and Koor, relating to the amended share transfer and amended shareholder agreement, amending the original agreements entered into on December 27, 2004 regarding the Company's purchase of Koor's ordinary shares in Tadiran Communications Ltd. ("Tadiran").

This approval by the Company's shareholders of the agreements relating to the purchase of the Elisra and Tadiran shares is one of the conditions required for the completion of the transaction relating to the purchase of the Elisra and Tadiran shares. The transaction had previously been approved by the Company's Audit Committee and Board of Directors. The parties are in the process of obtaining the remaining required approvals to complete the transaction.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at  www.elbitsystems.com

CONTACTS

   Company contact                                    IR Contacts
   ---------------                                    -----------
   Ilan Pacholder, Corporate Secretary and            Ehud Helft/Kenny Green
   VP Finance & Capital Markets
   ELBIT SYSTEMS LTD.                                 GK INTERNATIONAL
   Tel:  972-4  831-6632                              Tel: 1-866-704-6710
   Fax: 972-4 831-6659                                Fax: 972-3-607-4711
   pacholder@elbit.co.il                              ehud@gk-biz.com
   ---------------------                              ---------------
                                                      kenny@gk-biz.com
                                                      ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

HAIFA     P.O.B 539     ISRAEL 31053    TEL. 972-4-8315315    FAX. 972-4-8550002
KARMIEL P.O.B 650       ISRAEL 20101    TEL. 972-4-9901111    FAX. 972-4-9986522